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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SIFY LIMITED
(FORMERLY SATYAM INFOWAY LIMITED)

(Name of Issuer)

EQUITY SHARES

(Title of Class of Securities)

804099208

(CUSIP Number)

G. Jayaraman
Vice President Corporate Affairs and Company Secretary
Satyam Computer Services Limited
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-2309-7505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804099208			Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON: SATYAM COMPUTER SERVICES LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): NOT APPLICABLE

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 11,182,600

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 11,182,600

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,041,707 (Note 1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.4

14.	TYPE OF REPORTING PERSON CO

1.	See Item 6 herein. Includes 11,182,600 equity shares beneficially owned by Satyam Computer Services Limited (“Satyam”) or the “Reporting Person”) and an aggregate of 9,859,107 shares beneficially owned by SAIF Investment Company Limited (“SAIF”) and Venture Tech Solutions Private Limited (“Venture Tech”). The Investor Rights Agreement provides for, under certain conditions, the designation by each of Venture Tech, SAIF and Satyam of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s equity shares held by SAIF, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Person may be deemed a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the equity shares beneficially owned by Venture Tech and SAIF. The Reporting Person disclaims such beneficial ownership and is filing this Schedule 13D on behalf of itself and not on behalf of any other person or entity.

CUSIP NO. 804099208	Page 3 of 4 Pages

     This Amendment No. 1 amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on March 21, 2003 with respect to the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Limited, a company incorporated in India (the “Company”).

ITEM 4.	PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following paragraph at the end of the Item:

     “On October 1, 2003, Satyam completed the sale of 1,000,000 Equity Shares in a private placement through the Company’s sponsored ADS program for an aggregate purchase price of Rs. 198,903,750 in cash. The purpose of the transaction was to decrease the size of the Reporting Person’s investment in the Company.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     “(a) The aggregate number of Equity Shares that the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,041,707 (including 11,182,600 Equity Shares beneficially owned by the Reporting Person and an aggregate of 9,859,107 Equity Shares beneficially owned by Venture Tech and SAIF), which constitutes approximately 60.4% of the outstanding Equity Shares.

     By virtue of the Investor Rights Agreement, the Reporting Person may be deemed to be a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Venture Tech and SAIF. The Reporting Person disclaims such beneficial ownership.

     (b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,182,600 Equity Shares.

     (c)  On September 17, 2003, Satyam offered to sell an aggregate of 1,000,000 Equity Shares, for a purchase price to be determined by the Company based on the recommendation of the Lead Manager (ICICI Securities) of the Company’s sponsored ADS program, on a private placement basis in accordance with applicable Indian law. The sale transaction was privately negotiated and closed on October 1, 2003 at a sale price of Rs. 198.90 per share.”

CUSIP NO. 804099208	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 1, 2003

SATYAM COMPUTER SERVICES LIMITED

By: /s/ G. Jayaraman

Name: G. Jayaraman Title: Vice President Corporate Affairs and Company Secretary

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional Misstatements Or Omissions Of Fact Constitute Federal Criminal Violations (See 18 U.S.C. 1001)